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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 0-17293

                           NOTIFICATION OF LATE FILING

      (Check One):  [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                    [ ] Form N-SAR

For Period Ended: September 30, 2000
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant   Collegiate Pacific Inc.
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Former name if applicable

Address of principal executive office (Street and number)

13950 Senlac Drive, Suite 200
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City, State and Zip Code    Dallas, Texas 75234
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                        PART II. RULE 12B-25 (b) AND (c)

         If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box, if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before
        [ X ] the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In September 2000, the company acquired Kesmil Manufacturing Inc., a manufacturer of a broad line of athletic equipment. This acquisition has been accounted for as a pooling of interests and management is in the process of finalizing all of the accounting associated with the acquisition. As a result, the Quarterly Report on Form 10-QSB for the three months ended September 30, 2000 could not be completed prior to the completion of the accounting associated with that acquisition, and the accounting could not be determined within the prescribed time period without unreasonable effort or expense.

         PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  William Estill                       (972) 243-8100
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                      (Name)                     (Area Code) Telephone Number

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No





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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Collegiate Pacific Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date : November 14, 2000        By /s/ William R. Estill
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                                   William R. Estill, Chief Financial Officer
                                   (Principal Financial and Accounting Officer)





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